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03011349

SECURITIE[S AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49517

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Burke Securities LLC
Brown, Burke Securities, ~~LLC~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center
(No. and Street)

Atlanta *(City)* **Georgia** *(State)* **30305** *(ZIP Code)*

RECEIVED FEB 27 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon R. Burke, President **(404) 364-2065**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Mayer Hoffman McCann P.C.
(Name — if individual male lea, first, middle now)

780 Johnson Ferry Road, N.E., Suite 600 (Address) **Atlanta** (City) **Georgia** (State) **30342-1434** (ZIP Code)

CHECK ONE
X Certified Public Accountant
__ Public Accountant
— Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

L:\CLIENT\4832\Financial Statements\Form X-17A (2003).doc

OATH OR AFFIRMATION

I, Jon R. Burke swear (or affirm) that, to the best of my knowledge and *belief* the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Burke Securities, LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between *the* audited and unaudited Statements of Financial Condition *with* respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on the internal control structure required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filling. See section 240.17a-5(e)(3).*

BROWN, BURKE SECURITIES, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

BROWN, BURKE SECURITIES, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

CONTENTS:

Mayer Hoffman McCann P.C.
An Independent CPA Firm

780 Johnson Ferry Road, NE, Suite 600
Atlanta, Georgia 30342
404-257-2222 ph
404-255-1301 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder

Brown, Burke Securities, LLC

We have audited the accompanying statement of financial condition of Brown, Burke Securities, LLC as of December 31, 2002, and the related statements of income, equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Brown, Burke Securities, LLC as of December 31, 2001, were audited by other auditors whose report dated February 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Burke Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Atlanta, Georgia
February 8, 2003

BROWN, BURKE SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 33,939	$ 16,632
Accounts receivable	2,850	0
Securities available for sale	3,300	3,300
TOTAL ASSETS	$ 40,089	$ 19,932

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
Accounts payable	$ 14,327	$ 0
Due to affiliate	3,000	0
TOTAL LIABILITIES	17,327	0
MEMBER'S EQUITY	22,762	19,932
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 40,089	$ 19,932

The Notes to Financial Statement are an integral part of this Statement.

BROWN, BURKE SECURITIES, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Fee income	$ 142,560	$ 111,246
Reimbursed expenses	12,850	0
Interest income	249	393
	155,659	111,639
EXPENSES		
Accounting fees	5,780	5,268
Commission	9,480	53,160
Filing fees	1,767	1,477
General and administrative	416	739
Rents	6,000	6,000
Professional fees	24,386	42,284
	47,829	108,928
NET INCOME	$ 107,830	$ 2,711

The Notes to Financial Statement are an integral part of this Statement.

BROWN, BURKE SECURITIES, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 107,830	$ 2,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	(2,850)	0
Increase (decrease) is due to affiliate	3,000	(2,089)
Increase in accounts payable	14,327	0
Net cash provided by operating activities	122,307	622
CASH FLOWS FROM INVESTING ACTIVITIES:		
Drawings	(105,000)	0
INCREASE IN CASH	17,307	622
CASH BALANCE, BEGINNING OF YEAR	16,632	16,010
CASH BALANCE, END OF YEAR	$ 33,939	$ 16,632

The Notes to Financial Statement are an integral part of this Statement.

BROWN, BURKE SECURITIES, LLC

STATEMENTS OF MEMBER'S EQUITY

For the Years Ended December 31, 2002 and 2001

	Total
Member's equity at January 1, 2001	$ 17,221
Net income for the year ended December 31, 2001	2,711
Member's equity at December 31, 2001	19,932
Drawings for the year ended December 31, 2002	(105,000)
Net income for the year ended December 31, 2002	107,830
Member's equity at December 31, 2002	$ 22,762

The Notes to Financial Statement are an integral part of this Statement.

BROWN, BURKE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

(1) Summary of Significant Accounting Policies

Organization - Brown, Burke Securities, LLC ("the Company") was incorporated under the name FCA Securities, Inc. on December 13, 1991 in the state of Georgia. Subsequently, the Company amended its articles of incorporation to change its name to Brown, Burke Securities, Inc. On April 22, 2002 the Company changed the corporate structure from a corporation to a limited liability corporation and Brown Burke Capital Group ("the Parent") acquired the Company as a wholly owned subsidiary.

The Company is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Georgia Securities Commission. Pursuant to this registration, the Company must maintain a minimum net capital of $5,000 and is not authorized to hold securities or funds for customers. The Company assists companies in raising capital by underwriting limited partnership offerings.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

Statement of Cash Flows - Marketable securities that are highly liquid and have maturities of three months or less at the date of purchase would be considered as cash equivalents.

Securities Available for Sale - Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. At December 31, 2002, the cost of the securities available for sale approximates the fair value.

Income Taxes - The Company elected and was granted Subchapter S status under the Internal Revenue Code. Under the provisions of Subchapter S, the Company is not liable for federal corporate income taxes. Instead, the stockholders include the Company's taxable income or loss in their individual income tax returns.

Revenues - Investment banking and consulting fees are recorded when earned, based upon the terms of contracts with clients, which is generally over the period of the contract, and private placement fee income is recognized at closing when the client receives its funds. Reimbursable expenses are reflected as fee income and receivables, to the extent management believes the amounts are collectible. Closings occur as part or all of the private placement offering is complete, depending on the terms of the offering.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Minimum Capital

Under SEC Rule 15c3-1, the Corporation was required to maintain net capital of not less than $5,000 in 2002 and 2001. At December 31, 2002 and 2001, the Corporation's net capital as defined by SEC Rule 15c3-1 was $8,558 and $10,135 in excess of minimum net capital required, respectively. The excess net capital at 1000 percent was $11,825 at December 31, 2002 and $15,135 at December 31, 2001 and the percent of aggregate indebtedness to net capital was 128 percent and zero percent at December 31, 2002 and 2001, respectively.

(3) Related Party Transactions

The Company paid the Parent, zero and $40,000 for services rendered to generate fee income during the years ended December 31, 2002 and 2001, respectively.

The Company pays the Parent rent for the office space they utilize and the Parent is responsible for all expenses associated with the office space. The agreement renews automatically every year unless one party objects to the renewal. The rent commitment for 2003 is $6,000. Rent expense for the years ended December 31, 2002 and 2001 was $6,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

BROWN, BURKE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL		
Total member's equity	$	22,762
Less: Non-allowable assets		(6,150)
Haircuts		(3,054)
Net capital	$	13,558
AGGREGATE INDEBTEDNESS		
Total liabilities	$	17,327
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
NET CAPITAL IN EXCESS OF THE MINIMUM REQUIREMENT	$	8,558
EXCESS NET CAPITAL AT 1000%		
(Net capital less 10% of aggregate indebtedness)	$	11,825
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		128%

SCHEDULE II

BROWN, BURKE SECURITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2002

	Reported in Unaudited Part II of Form X-17A-5	Difference	Reported in Audited Financial Statement
NET CAPITAL			
Total member's equity	$ 23,141	$ (379)[1]	$ 22,762
Less: non-allowable assets	(3,300)	(2,850)[2]	(6,150)
Haircuts	(3,054)	0	(3,054)
NET CAPITAL	$ 16,787	$ (3,229)	$ 13,558

Difference Between Unaudited Part II of Form X-17A-5 and Audited Financial Statements

[1]Net decrease in member's equity:
Effect of difference in accounts payable and accounts receivable — $ (379)

[2]Net increase in non-allowable assets:
Effect of difference in accounts receivable — $ (2,850)

Schedule III

BROWN, BURKE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(1) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2002.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

780 Johnson Ferry Road, NE, Suite 600
Atlanta, Georgia 30342
404-257-2222 ph
404-255-1301 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder

Brown, Burke Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brown, Burke Securities, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brown, Burke Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or frad may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL - CONTINUED

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Atlanta, Georgia
February 8, 2003